BMC SOFTWARE, INC.

2101 CityWest Blvd.

Houston, TX 77042

August 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-4561

Attention:	Kathleen Collins, Accounting Branch Chief Megan Akst, Staff Accountant

Re:	BMC Software, Inc.

Form 10-K for Fiscal Year Ended March 31, 2012

Filed May 10, 2012

File No. 001-16393

Ladies and Gentlemen:

Set forth on the following page is the response of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 14, 2012 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2012. For your convenience, the comments provided by the Staff have been included before the responses.

If you have any questions or comments, please call me at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel and Assistant Secretary, at 713-918-3559.

Sincerely,

/s/ T. Cory Bleuer

T. Cory Bleuer

Vice President, Controller and Chief Accounting Officer

cc:	Steve Solcher – Senior Vice President and Chief Financial Officer

Chris Chaffin – Vice President, Deputy General Counsel and Assistant Secretary

United States Securities and Exchange Commission

August 21, 2012

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

1.	We note that you adopted the guidance in ASC 2011-08 for your fiscal 2012 goodwill impairment test. Please confirm that the company determined it was not more likely than not that the fair values were less than the carrying values for each reporting unit and tell us your consideration to include this disclosure in future filings. Also, please consider expanding your disclosures in future filings to include a more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

RESPONSE:

We performed a qualitative evaluation of whether it was more likely than not that goodwill was impaired as of January 1, 2012, our annual goodwill measurement date, and confirm to the Staff that we determined it was not more likely than not that the fair values of our reporting units were less than their respective carrying values as of the date of our evaluation. We will include a statement to this effect in future annual filings (to the extent that the same conclusion is reached based on our qualitative evaluation) and will also include expanded disclosure of the primary qualitative factors considered in assessing goodwill for impairment.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity

2.	It appears that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income during fiscal 2012. However, we note that you are still presenting the components of other comprehensive income in the statement of stockholders’ equity. Please confirm for us that in future filings you will present one line item representing the total of other comprehensive income for each period in your statement of stockholders’ equity consistent with the guidance in ASC 220-10-45-14.

RESPONSE:

We confirm that in future filings we will present one line item on our statement of stockholders’ equity representing the total of other comprehensive income for each period as indicated above.

The Company also hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.